

Mail Stop 3561

April 5, 2016

<u>Via E-mail</u>
Michael Midlam
Principal Executive Officer
Rancho Santa Fe Mining, Inc.
9655 Granite Ridge Drive, Suite 200
San Diego, CA 92123

> **Re:** **Rancho Santa Fe Mining, Inc.**
> **Amended Registration Statement on Form S-1/A**
> **Filed March 25, 2016**
> **File No. 333-208550**

Dear Mr. Midlam:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 11, 2016, letter.

<u>General</u>

1. We note your response to comment 2. On the cover page, you state that the resale offering will occur at prevailing market prices or through privately negotiated transactions. Please revise to be consistent with the explanatory note, where you state that the resale offering will initially be made at a fixed offering price of $0.50 until the shares are listed on the OTCBB and thereafter at prevailing market prices or privately negotiated prices.

Use of Proceeds page 10

2.   We note your response to comment 4. However, you continue to refer to "Units" without
        further explanation. Please revise to clarify.

3.   We note your response to comment 6. However, you have not revised your filing as
        stated in your response. Please revise your filing to include the content of your response.

Plan of Distribution; Terms of the Offering, page 11

4.   We note that you have disclosed on page 11 that there are 27,000,000 shares of your
        common stock issued and outstanding as of the date of this Prospectus, whereas you have
        disclosed on page F-12 that there are 30,000,000 shares of your common stock issued and
        outstanding. Please revise your disclosure on page 11 to reflect the number of shares of
        your common stock issued and outstanding as of the date of the Prospectus.

Dilution, page 13

5.   We note your revised disclosures in response to comment 7.   However, we note that the
        dilution and related disclosures have been presented as of December 3, 2015. Please
        revise to present net tangible book value per share before the offering, pro forma net
        tangible book value per share after the offering and other related dilution disclosures
        consistent with the most recent financial statements presented. Please ensure to present
        such disclosures to the nearest penny.

Description of Securities

Securities Authorized for Issuance Under Equity Compensation Plans, page 15

6.   We note your response to comment 8 and the statement that shares "have been issued" to
        Kodiak. Please revise to disclose whether you have issued shares to Kodiak.

Description of Business, page 16

7.   We note your response to comment 9. However, we note that you have disclosed within
        Management's Discussion and Analysis on page 20 that you acquired none of HMCI's
        existing or future liabilities. Please revise to ensure consistency throughout your filing.

8.   We note your response to comment 10. Please describe the process by which mineral
        rights are acquired at your location including details concerning the basis of entitlement
        and duration of your patented claims.

9.   We note your response to comment 13. Tell us how you determined this rule is
        applicable to your claims. For example tell us about the field work including sampling,

historical mining, or other that led you to determine that the apex of a vein is located on your claims.

10.   We note your disclosure on page 17 that further budgetary detail regarding your exploration plan will come when the project area can be visited. Please tell us if a member of your management team has visited your property and, if not, revise your filing to clarify.

11.   We note your response to comment 19. We are in receipt of the 2015 opinion letter but not the 2012 Pelke Report. We reissue the comment.

12.   We note your response to comment 20. It appears these estimates are still included on page F-10 of your revised disclosure. Please revise to remove these estimates until a feasibility study has been completed to support reserve estimates.

13.   We note your response to comment 23. Tell us if additional testing and analysis will be necessary to determine your metallurgical process and, if so, revise your filing to clarify.

Management's Discussion and Analysis, page 20

Cash Requirements, page 22

14.   We note your response to comment 27. However, we note that you have not revised your filing as stated in your response. Please revise your filing to be consistent with your response.

Unaudited Financial Statements for the Quarter Ended December 31, 2015

Statement of Cash Flows, page F-13

15.   We note you have labelled your interim statement of operations for the three months ended December 31, 2015 as the "Statement of Cash Flows." Please revise to appropriately label this financial statement.

16.   We understand that your date of inception is July 24, 2015, however you include a column for the three months ended December 31, 2014 in your statements of operations at page F-13 and your statement of cash flows at page F-14 in your interim financial statements. Please tell us why inclusion of these columns is necessary or revise accordingly.

Item 15. Recent Sales of Unregistered Securities

17.   We note your response to comment 33. However, we note that you have not revised your filing as stated in your response. Please revise to be consistent with your response.

18.   We note your response to comment 34. We reissue this comment to request that you revise your filing to "state briefly the facts relied upon" to make the exemptions available. See Item 701(d) of Regulation S-K.

Item 16. Exhibits

19.   We note your response to comment 37. Please tell us if 3,000,000 shares were issued to Kodiak, in which case it would appear Kodiak holds 10% of your issued and outstanding shares. Please file the Equity Purchase Agreement as an exhibit or provide additional explanation as to why the Equity Purchase Agreement is not a material contract.

        You may contact Raj Rajan at (202) 551-3388 or John Coleman at (202) 551-3610 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Suellentrop at (202) 551-4256 or James Lopez at (202) 551-3536 with any other questions.

                                        Sincerely,

                                        /s/ James Lopez (for)

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages, Apparel and
                                        Mining

cc: Luke Zouvas, Esq.
        Zouvas & Associates LLP